NO ACT

PE
11-18-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005686



Received SEC
JAN 0 5 2011
Washington, DC 20549


January 4, 2011

Stuart S. Moskowitz
Senior Counsel
Corporate Law Department
International Business Machines Corporation
One New Orchard Road, MS 329
Armonk, NY 10504

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-4-11

Re: International Business Machines Corporation
Incoming letter dated November 18, 2010

Dear Mr. Moskowitz:

This is in response to your letter dated November 18, 2010 concerning the shareholder proposal submitted to IBM by Alfred Wagner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Alfred Wagner

*** FISMA & OMB Memorandum M-07-16 ***

January 4, 2011

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: International Business Machines Corporation
Incoming letter dated November 18, 2010

The proposal requests that the board implement a special dividend, payable each quarter, that is "equal in total value to the expenditure for share repurchases in that quarter."

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(13). We note that the proposal appears to include a formula that would result in a specific dividend amount. Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which IBM relies.

Sincerelv.

Rose A. Zukin
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



International Business Machines Corporation

Corporate Law Department
One New Orchard Road, MS 329
Armonk, NY 10504

November 18, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Office of Chief Counsel

Subject: IBM Stockholder Proposal of Mr. Alfred Wagner

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter together with a proposal and statement in support thereof (the "Proposal"), attached as **Exhibit A** hereto, which was submitted by Mr. Alfred Wagner (the "Proponent") to the International Business Machines Corporation (the "Company" or "IBM").

## THE PROPOSAL

In pertinent part, the Proposal seeks for the Board "**to implement a special dividend, payable each quarter to shareholders of record, such special dividend being equal in total value to the expenditure for share repurchases in that quarter. This special dividend is in addition to the regular quarterly dividend.**"

IBM believes that the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 26, 2011 (the "2011 Annual Meeting") for the reasons discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

## I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i) (13) AS RELATING TO SPECIFIC AMOUNTS OF CASH DIVIDENDS.

The Company believes that the Proposal may properly be omitted from the Company's proxy materials for the 2011 Annual Meeting under the provisions of Rule 14a-8(i)(13), as the Proposal suggests a new formula for supplementing the Company's regular quarterly dividend with a separate "special dividend," the amount of which would be equal to the amount of the Company's stock repurchases for each quarter.

Many stockholders have, over the years, had their own ideas over what the proper amount of the Company's dividend should be. The instant Proposal is no different. Irrespective of the merits of the Proposal, as explained below, the Proponent's attempt to have the Company implement his own formulaic approach for the payment of cash dividends is simply not permitted under the Commission's regulations.

### A. Background - Rule 14a-8(i) (13)

In adopting former Rule 14a-8(c)(13) in 1976, the Commission noted that:

> "[t]he purpose of the provision was to prevent security holders from being burdened with a multitude of conflicting proposals on such matters. Specifically, the Commission was concerned over the possibility that several proponents might independently submit to an issuer proposals asking that differing amounts of dividends be paid."

See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release 12999 (November 22, 1976), 1976 CCH Paragraph 80,812 at page 87,133.

The Commission's concern is a real one, as IBM, like other companies, receives a variety of suggestions and proposals on a regular basis from its stockholders relating to what the dividend payout should be. See International Business Machines Corporation (January 2, 2001)(proposal seeking for IBM to return to shareholders an equal or greater percentage of the dividend earnings per share each year excluded under Rule 14a-8(i)(13)); International Business Machines Corporation (December 9, 1999)(proposal seeking for IBM to have a minimum dividend of 52% of earnings per share each year properly excluded under Rule 14a-8(i)(13)); International Business Machines Corporation (December 9, 1999)(proposal to implement stock dividends approximating the value of the present cash dividend being paid properly excluded under Rule 14a-8(i)(13) since proposal amounted to a formula that would result in a specific dividend amount); International Business Machines Corporation (December 23, 1997)(proposal to pay cash dividends of 50% of net earnings excluded); International Business Machines Corporation (December 11, 1996)(proposal seeking increase in dividend to $3.00 per share properly excluded under former Rule 14a-8(c)(13)).

IBM is not alone. Under the consistent position of the Commission on similar dividend proposals, the staff has determined on numerous occasions that stockholder proposals like this one are properly excludable from registrants' proxy statements, inasmuch as such proposals would purport to have registrants make dividend payments (or not make dividend payments) based upon a variety of uniquely individual criteria or formulas. See, e.g., Vail Resorts, Inc. (September 21, 2010)(proposal to be taxed as a REIT subject to exclusion under rule 14a-8(i)(13), as implementation of the proposal would require that Vail distribute at least 90% of its annual taxable income to stockholders); Centex Corporation (April 9, 2009)(proposal that would require, in part, that all corporate executive compensation be frozen or reduced until such time as the company generates positive earnings for eight consecutive quarters and the common stock dividend is restored to $0.16 per share per annum excluded under rule 14a-8(i)(13)); Exxon Mobil Corporation (March 17, 2009)(proposal to "adopt a policy that provides for a stock split when the price of XOM reaches $80.00 and additionally that the dividend be increased to a rate that is 50% of net income" properly excluded under rule 14a-8(i)(13)); Lydall, Inc. (March 28, 2000)(proposal to pay a dividend of not less than 50% of its annual net income was properly excludable under Rule 14a-8(i)(13)); Empire Federal Bancorp, Inc. (April 7, 1999)(proposal to distribute a portion of the excess regulatory capital by a special dividend of between $5.00 and $7.00 per share properly excluded under Rule 14a-8(i)(13)); Tri-Continental Corporation (February 11, 1999)(proposal requesting that board change the dividend policy to distribute *one percent of the net assets monthly* to shareholders properly omitted by staff under Rule 14a-8(i)(13)); Citicorp (February 22, 1988)(proposal to increase the dividend payout ratio from the previous year and increase dividends yearly at a rate that will maintain a yield of at least 4.5% to 5% was properly excluded under former Rule 14a-8(c)(13)); H.J. Heinz Company (May 6, 1987) (proposal to increase the dividend payout ratio from the previous year and increase dividends yearly at a rate that will maintain a yield of at least 4.5% to 5% was properly excluded under former Rule 14a-8(c)(13)); Workingmens Corporation (April 21, 1989)(proposal to have registrant pay a quarterly dividend of *not less than 50% of net earnings per share* properly excluded by staff under Rule 14a-8(c)(13)); St. Jude Medical, Inc. (March 23, 1992)(proposal to have registrant pay a cash dividend in *an amount not less than the income received in the form of interest and dividends from invested capital* was found to be properly excluded by the staff under former Rule 14a-8(c)(13), as such proposal would provide for payments based on an amount determined by a formula); The Gabelli Equity Trust, Inc. (February 23, 1990)(proposal to *distribute all capital gains to shareholders in the form of dividends* properly excluded by staff under former Rule 14a-8(c)(13)); Thetford Corporation (October 24, 1985) (proposal seeking payment of a quarterly dividend of *not less than 40% of annual earnings* determined by the staff to be properly excludable under former Rule 14a-8(c)(13)); Chrysler Corporation (March 28, 1985) (proposal establishing a formula for the determination of cash dividends at a *minimum of thirty percent of earnings* determined by the staff to be properly excludable under former Rule 14a-8(c)(13)); Dynamics Corporation of America (January 23, 1980)(proposal to have registrant pay quarterly dividends of a *minimum of 40% of the previous year's net earnings after taxes* determined by staff to be excludable under Rule 14a-8(c)(13)); Procter & Gamble Company (June 10, 1981)(proposal requesting that the registrant return to its shareholders as dividends a *maximum of forty-eight percent of its net earnings* properly determined by staff to be excludable under former Rule 14a-8(c)(13)); International General Industries, Inc. (November 28, 1979) (proposal to *raise the dividend to between 30% and 50% of current earnings* determined to be properly excludable by the staff under former Rule 14a-8(c)(13)). See also Philadelphia Electric Company (January 6, 1987) (proposal calling for a minimum of *at least a 50% stock dividend* determined by staff to be excludable under former Rule 14a-8(c)(13), as purporting to establish a formula for dividend payments); see also Minnesota Mining and Manufacturing Company (March 6, 2001)(proposal to eliminate the payment of dividends and establish a plan under which shareholders could deposit their shares with 3M and instruct 3M to sell a specified number shares monthly or quarterly excluded).

Other stockholders have also looked to the amount of dividends paid out relative to the amount of money spent by companies on their stock buyback programs, and in these cases, the Staff has also concurred in the utilization of Rule 14a-8(i)(13) to exclude proposals that linked the amount of dividends to buyback programs. See Honeywell International, Inc. (September 28, 2001)(proposal to have registrant buy back its shares rather than pay dividends to the holders of common stock excluded under Rule 14a-8(i)(13)); Minnesota Mining and Manufacturing Company (February 10, 2001) (to same effect); Ford Motor Company (January 24, 2001)(to same effect); AT&T Corp (January 2, 2001) (to same effect); Pacific Gas & Electric Company (January 16, 1997) (proposal for company not to repurchase its stock until the dividends were restored to $1.96 per share properly excluded under former Rule 14a-8(c)(13)); *but cf.* Exxon Mobil Corporation (January 18, 2007)(proposal to consider providing, in times of above-average cash flow, a more equal ratio of the amounts spent on stock repurchases relative to the amounts paid out as dividends not excluded).

B. **Application to the Proposal**

The instant Proponent adopts his own formulaic approach, linking the quarterly special dividend he seeks directly to the amount of the Company's quarterly stock repurchases. Moreover, the Proponent, unsatisfied with the total cash dividend payout the Company has been providing, has articulated his own payout formula that does not recognize the true value associated with IBM's common stock repurchases. By taking the aggregate amount of IBM's stock repurchases for a given quarter and seeking to have the Board declare a "special dividend" to stockholders of record in such same amount (while still preserving and declaring the Company's regular cash dividend), the Proponent seeks to receive a much greater cash dividend payout amount for stockholders. In formulaic terms, the total quarterly amount of cash dividends the Proponent wants to be returned to stockholders (TQCDRS) equals the sum of the regular quarterly cash dividend (RQCD) plus the amount of his quarterly "special dividend "(QSD), where the amount of the quarterly "special dividend" (QSD) must be equal to the total dollar amount spent by the Company during the quarter on common stock repurchases (QCSR). The formula may be expressed as follows:

**TQCDRS = RQCD + QSD**

*- where-*

**QSD = QCSR**

Based on the Company's cash dividends and common stock repurchases during the first three quarters of 2010, the amounts of which have been published in the Company's quarterly earnings releases, were the Proponent's formulaic approach to have been utilized, the following would result:

| **2010 Quarter** | **Regular Quarterly Cash Dividends Paid** (per earnings release) (RQCD) | **Quarterly Common Stock Repurchases** (per earnings release) (QCSR) | **Quarterly "Special Dividend"** *(as proposed by Mr. Wagner)* (QSD) | **Total Quarterly Cash Dividends Returned to Stockholders** *(as proposed by Mr. Wagner)* (TQCDRS) |
|---|---|---|---|---|
| 1Q | $0.7B | $4.0B | $4.0B | $4.7B |
| 2Q | $0.8B | $4.1B | $4.1B | $4.9B |
| 3Q | $0.8B | $3.7B | $3.7B | $4.5B |

See http://www.ibm.com/investor/1q10/press.phtml
http://www.ibm.com/investor/2q10/press.phtml
http://www.ibm.com/investor/3q10/press.phtml

In addition to the other legal infirmities associated with the Proposal, *see* Arguments II and III, infra, formulaic approaches like this one seeking the payment of specific amounts of cash dividends have consistently been excluded by the Staff under Rule 14a-8(i)(13). Moreover, since there are no substantive legal distinctions between the instant Proposal and the consistent position of the Staff as set forth in the above-referenced letters, we believe that the instant Proposal should also be excluded under Rule 14a-8(i) (13). The Company therefore respectfully requests that the Staff concur with the Company's position that the instant Proposal can properly be excluded from the Company's proxy materials under Rule 14a-8(i) (13), and that no enforcement action be recommended if we exclude the Proposal on the basis of such Rule.

## II. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

In addition to Rule 14a-8(i)(13), the Company also believes that the Proposal may be omitted from the Company's proxy materials pursuant to the provisions of Rule14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company.

### A. Ordinary Business Under Rule 14a-8(i)(7)

The Commission has expressed two central considerations underlying the ordinary business exclusion. The first underlying consideration expressed by the Commission is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at pp. 29,106 and 29,108). In this connection, examples include "the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity and the retention of suppliers." (id. at 29,108) (emphasis added) "The second consideration involves the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." id. The Commission had earlier explained in 1976 that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their lack of business expertise and their lack of intimate knowledge of the issuer's business. See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (November 22, 1976).

The Commission has also reiterated "[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at p. 29,108). See also Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 relating to Proposals by Security Holders, Exchange Act Release No. 19135 (October 14, 1982), at note 47. Under this standard, the instant Proposal is clearly subject to omission under Rule 14a-8(i)(7), inasmuch as it seeks to have the Company's Directors automatically issue a special dividend each quarter in the same amount as the Company's stock repurchases for such quarter.

B. **Application to the Proposal**

As earlier noted in connection with the discussion under Rule 14a-8(i)(13), the total quarterly amount of cash dividends the Proponent wants to be returned to stockholders (TQCDRS) should be equal to the sum of the regular quarterly cash dividend (RQCD) plus the amount of a new quarterly "special dividend" (QSD). Under the Proposal, the Proponent wants the amount of the quarterly special dividend (QSD) to be equal to the total dollar amount spent by the Company during the quarter on common stock repurchases (QCSR).

**TQCDRS= RQCD + QSD**

*- where-*

**QSD = QCSR**

This type of micro management by stockholders is simply not permissible under Rule 14a-8(i)(7). Since the amount of the Company's financial resources available for stock repurchases and dividends is not unlimited, given the Proponent's mandate that QSD equal QCSR, the Proponent's formula, if implemented, could serve to severely constrict the amount and timing of the Company's quarterly common stock repurchase activities. As such, the Proposal is also subject to exclusion under Rule 14a-8(i)(7).

Decision making relating to the Company's stock repurchase activities, including whether and when to repurchase its shares and the amount of shares to repurchase in any given quarter is an integral part of the Company's capital management and financing activities, and as such, a matter relating to IBM's ordinary business operations. The repurchase of IBM's securities is an integral part of managing our overall capital structure. Moreover, such same activities are directly related to the Company's cash flow and financing activities. All of these activities implicate fundamental aspects of the business and affairs of our Company, which are managed by highly trained corporate finance personnel in IBM's Treasury group, acting under the direction of the Company's Board of Directors.

The decisions as to precisely when to repurchase our common stock and the amount of such stock repurchases involve expert financial analysis and the watchful day-to-day involvement of competent IBM Treasury personnel. Such personnel in implementing our Company's stock repurchases must monitor both the stock price on a minute-to-minute basis as well as comply with the strictures of Rule 10b-18 under the Securities Exchange Act of 1934, applicable company policies and stock exchange rules. IBM's Treasury personnel, teaming together with the Company's designated repurchase agent, effect opportunistic stock repurchases in a manner that is most cost effective to the Company. Such activities are not linked in any way to the Company's quarterly dividend nor to any type of "special dividend" as the instant Proposal would require. These activities require careful intra-day monitoring and analysis, giving due consideration for the current and long-term financial policies and goals of the Company. Further, the day-to-day decision making relating to the amount and timing of the Company's stock repurchase activities requires specific, detailed knowledge about the Company's confidential financial forecasts, acquisition and other financing plans -- information which is simply not available to the Proponent or the Company's shareholders at large. The Proposal, if implemented, would severely restrict the Company's operational and financial flexibility by linking the amount of the Company's quarterly stock repurchases to a "special dividend" and requiring that the Company pay out a "special dividend" in an amount determined to be equal to the aggregate amount of all stock repurchase activity in each quarter. Since the instant Proposal would impermissibly micro manage the Company and link the Company's quarterly stock repurchases to a special dividend, it would be utterly inappropriate for IBM shareholders to be asked to take action on this ordinary business matter.

In this connection, the Staff has consistently taken the position that proposals that attempt to address, implement or otherwise alter the terms and conditions of a company's share repurchase programs are matters that relate to a registrant's ordinary business operations. See, e.g. Vishay Intertechnology, Inc. (March 23, 2009) (proposal to offer to repurchase and cancel class B shares in exchange for company's common stock excluded as ordinary business); Ryerson, Inc. (April 6, 2007)(proposal that sought to establish specified criteria for conducting stock repurchases excluded as ordinary business); Medstone International, Inc. (May 1, 2003)(proposal to "repurchase one million of its common stock in the open market or in private transactions, provided that the sum of cash plus marketable securities does not fall below $4 million, and such shares can be purchased below the book value per share" excluded as ordinary business); Apple Computer, Inc. (March 3, 2003)(proposal to establish specified procedures for the design and implementation of share repurchase program excluded as ordinary business); Pfizer, Inc. (February 4, 2005)(proposal that would have Pfizer increase its dividend rather than repurchase

$5 billion of Pfizer's shares in 2005 excluded as ordinary business); Pfizer Inc. (February 7, 2003) (proposal to implement a policy to limit the buyback of shares within specified limits excluded as relating to company's ordinary business operations); Astronics Corporation (March 2, 2001)(proposal to redeem outstanding Class B shares and convert them to common stock on a one for one basis); Lucent Technologies (November 16, 2000)(proposal to buy back shares at a level that would negate dilution from shares issued under employee plans excluded as ordinary business); M&F Worldwide Corp. (March 29, 2000)(proposal to take actions to maximize shareholder value, including *inter alia*, the repurchase of shares and cash dividends excluded as ordinary business); Ford Motor Company (March 28, 2000)(proposal for board to institute a program to buy back $10 billion of stock during the calendar year excluded as ordinary business); LTV Corporation (February 15, 2000 and March 13, 2000)(proposal for a specific program which included amounts and prices for company to repurchase its common stock excluded as ordinary business); Ford Motor Company (March 26, 1999 and June 14, 1999)(proposal requiring that company not repurchase common stock except under certain circumstances outlined in the proposal excluded); Food Lion, Inc. (February 22, 1996)(proposal to amend a stock repurchase plan to, among other things, expand the amount of stock repurchased could be excluded as a matter relating to the registrant's ordinary business operations (i.e., determination of the terms and conditions of an existing stock repurchase plan)); *but cf.* Exxon Mobil Corporation (January 18, 2007)(proposal to consider providing, in times of above-average cash flow, a more equal ratio of the amounts spent on stock repurchases relative to the amounts paid out as dividends not excluded); Ford Motor Company (March 29, 2000)(proposal to obtain shareholder approval prior to the implementation of a stock repurchase program not excluded).

In the instant case, because of the complexity of the decision making with respect to the Company's repurchase activities, and the sophistication required to analyze and act effectively with respect to such activities, all of the related decision making are properly within the discretion of the Company's management, and should not be the subject of direct shareholder oversight. Indeed, the instant Proposal probes "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 12999 (November 22, 1976). Allowing stockholders to direct or otherwise vote upon the conduct of these activities would have the effect of second guessing the day-to-day business operations of the Company, which stockholders are not permitted to do through the stockholder proposal process. Accordingly, the instant Proposal is subject to exclusion under Rule 14a-8(i) (7) as relating to the Company's ordinary business operations, and should properly be omitted on this basis.

## III. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULES 14a-8(i)(2) AND 14a-8(i)(6) AS VIOLATIVE OF THE LAWS OF THE STATE OF NEW YORK AND THEREFORE BEYOND THE POWER OF THE COMPANY TO LAWFULLY IMPLEMENT.

In addition to Rules 14a-8(i)(13) and 14a-8(i)(7), implementation of the instant Proposal would also unlawfully usurp the role of the Company's Board of Directors and their decision-making relating to the amount, manner and timing of any "special dividend" in direct violation of New York State law and the Commission's Rules 14a-8(i)(2) and (i)(6). In this connection, it is hornbook law in New York State that

> **"[w]here a corporation's financial situation is such that a dividend may properly be declared, the decision as to whether a dividend shall be declared, the *amount* thereof, the *manner* of payment, the *date* of payment as well as the date for the determination of shareholders of record entitled to such dividend, rests in the discretion of the board of directors."**

See White, New York Business Entities, Paragraph B510.03 at page 5-150, citing Gordon v. Elliman, 306 N.Y. 456, 459 (N.Y. Court of Appeals 1954); See New York Business Corporation Law (BCL) Section 510. Since the decisions as to: (i) whether to declare a dividend on common stock, (ii) the amount of any such dividend, and (iii) the timing of any such dividend -- all rest solely with a company's board of directors in the exercise of their own discretion, the Proponent's attempt to impose his own view as to the amount of the "special dividend" payment, the manner of the payment, and the timing of the payment of such dividends is simply not permitted. See Kamin v. American Express Company, 383 N.Y.S.2d 807, 812 (Supreme Ct. N.Y. County 1976), *aff'd* 387 N.Y.S.2d 993 (N.Y. Appellate Division, 1st Dept. 1976)("the question of whether or not a dividend is to be declared or a distribution of some kind should be made is ***exclusively*** a matter of business judgment for the Board of Directors.")(emphasis added); Swinton v. W.J. Bush & Company, 199 Misc. 321 (N.Y. Supreme Ct. N.Y. County 1951), *aff'd* 278 A.D. 754 (1st Dept. 1951)("In New York, as generally, the power to declare dividends is vested in the directors of the corporation. It is their declaration which creates the dividend, the obligation of the corporation to pay it and the right of the stockholder to receive it [citations omitted], and the directors have a wide discretion as to whether or not and when a dividend shall be declared and the amount of it when and if declared." *See id.*, 199 Misc. at p. 323); Liebschutz v. Scheaffer Stores Company, 279 App. Div. 96, 108 N.Y.S.2d 476 (N.Y. Supreme Ct, Appellate Division, 3rd Dept. 1951) (a formal declaration of a dividend is the only basis for a right to payment of a dividend, and that declaration is in the sound discretion of the corporation directors); In re Strong's Will (96 N.Y.S.2d 75, *aff'd* 101 N.Y.S. 2d 1021 (Directors of a corporation acting in good faith and within legal limits alone have the power to declare a "dividend" in cash or stock or otherwise; and they need not consult stockholders with reference thereto); McNab v. McNab & Harlin Manuf'g. Co. 62 Hun 18, 16 N.Y.S. 448, 449 (Supreme Ct, 1st Dept 1891), *aff'd* 133 N.Y. 687, 31 N.E. 627 (N.Y. Court of Appeals 1892) ("whether a dividend shall be made, and, if made, how much it shall be, and when and where it shall be payable, rest in the fair and honest discretion of the directors, uncontrollable by the courts." *See id.*, 16 N.Y.S. at 449).

In this connection, it is the exclusive province of our Company's Board of Directors, in the exercise of prudent business judgment, to review a variety of factors unique to the Company each quarter prior to declaring a regular cash dividend. Review of these very same factors would also necessarily be required to be made by our Board prior to the declaration of any "special dividend," including, *inter alia*, the amount and timing thereof. Indeed, rote application of a wooden formula of the type suggested by the instant Proponent -- which would pre-quantify the amount of the "special dividend" as well as the timing of the payment based solely upon the aggregate amount of common stock repurchases made by the Company each quarter -- would be wholly inconsistent with the exercise of sound business judgment by the Board of Directors as well as an impermissible usurpation of the Board's authority with respect to such dividend in direct contravention of Section 510 of the New York State Business Corporation Law and the case law thereunder. See generally Hastings v. International Paper Co. 187 A.D. 404 (N.Y. Appellate Division, First Department 1919)("The directors *alone* may say when, how and to what extent dividends are to be paid." (emphasis added) See id., 187 A.D. at 411; Lippman v. New York Water Service Corp., 25 Misc. 2d 267, 270 (Supreme Ct. New York County 1960)("It is the function of the directors of a corporation to determine its dividend policy and dispose of its surplus. Their action is conclusive in the absence of bad faith or private advantage.") As such, the instant Proposal is also subject to exclusion under both Rule 14a-8(i) (2) and Rule 14a-8(i) (6), and should properly be omitted on this basis.

**CONCLUSION**

In summary, for the reasons and on the basis of the authorities cited above, IBM respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if the Proposal is omitted from IBM's proxy materials for our upcoming Annual Meeting. We are sending the Proponent a copy of this submission, thus advising him of our intent to exclude the Proposal from the proxy materials for our Annual Meeting. The Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the Commission. If you have any questions relating to this letter, please do not hesitate to contact the undersigned at (914) 499-6148. Thank you for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

copy, with attachments, to:

Mr. Alfred Wagner

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit **A**

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2011 Proxy Statement pursuant to Rule 14a-8

11-02-10

November 1,2010

To:
Office of the Secretary
International Business Machines Corporation
New Orchard Road
Mail Drop 301
Armonk, NY 10504

As the owner of approximately 4700 shares of IBM stock, I respectfully submit the following shareholder proposal and supporting information for inclusion in the 2011 proxy material.

Very truly yours,



Alfred Wagner

*** FISMA & OMB Memorandum M-07-16 ***

Home Phone: *** FISMA & OMB Memorandum M-07-16 ***
Email: *** FISMA & OMB Memorandum M-07-16 ***

************************************************************************************************

Resolved:
The shareholders of IBM request the Board of Directors to implement a special dividend, payable each quarter to shareholders of record, such special dividend being equal in total value to the expenditure for share repurchases in that quarter. This special dividend is in addition to the regular quarterly dividend.

Supporting Statement:
Over the past decade, IBM has spent more than $87B repurchasing stock while less than 1/5 of that amount ($17.3B) has been issued in dividends. If continued at this pace, stock repurchases over the next decade would easily exceed $70 per share!

These massive stock repurchases have not benefited shareholders as directly and reliably as special dividends would. For example, IBMs total market capitalization has actually declined by ~15% from the peak value during this period in spite of stock repurchases approaching 50% of the current market cap. And as recently as Nov 2008, the stock price was below $80 per share – clearly demonstrating that market forces are a far more important factor in determining the stock price than a decade of share repurchases.

Furthermore, in an era of low returns on equity, the total dividend return of ~6% which this proposal will provide would likely positively impact the stock price at least as much as share repurchases might.

This proposal would not eliminate share repurchases. It merely provides a more balanced return to shareholders – distributing our money more nearly equally in dividends and share repurchases.